Exhibit 99(s)

[MidAmerican Energy News Release]

Contact: Keith Hartje (Media)  Sue Rozema (Investors)  Chuck Burgess/Adam Miller
         (515)281-2575         (515)281-2250           Abernathy MacGregor Group
                                                       (212)371-5999

For Release:  IMMEDIATELY

      NATWEST SECURITIES RECOMMENDS THAT IES INDUSTRIES SHAREHOLDERS VOTE
                           AGAINST THE WISCONSIN DEAL

     (DES MOINES, IOWA--Aug. 26, 1996) NatWest Securities Corp. has recommended to shareholders of IES Industries Inc (nyse:ies) that they vote against the proposed merger with WPL Holdings, Inc. and Interstate Power Company (the "Wisconsin deal"). NatWest also recommends that IES shareholders support the alternative merger proposed by MidAmerican Energy Company (NYSE:MEC)

Edward Tirello, Jr., a respected utility industry analyst for NatWest Securities, wrote in his report, "IES has provided no compelling reasons for its rejection of the MEC offer....  We recommend that  shareholders vote against the
WPH proposal and in favor of MEC's proposal."

MidAmerican's proposal calls for a cash and stock merger with IES, comprised of up to 40% cash and 60% MidAmerican common stock. IES shareholders receiving cash will receive $39.00 per share and IES shareholders receiving stock will receive
2.346 shares of MidAmerican common stock per share of IES common stock. A MidAmerican/IES combination would provide shareholders of IES $3.39 more per share than the value of the consideration they would receive in the Wisconsin transaction (blended value based on closing stock prices on August 23, 1996). The MidAmerican proposal also offers IES shareholders a 25% dividend increase over the dividend proposed in the Wisconsin transaction.

MidAmerican Energy Company, Iowa's largest utility, serves 635,000 electric customers and 600,000 natural gas customers in Iowa, Illinois, South Dakota and Nebraska. The Company is headquartered in Des Moines. Information about MidAmerican is available on the Internet at http://www.midamerican.com.

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